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                              May 31, 2024

       Stanley Chan
       Chief Executive Officer
       Scientific Energy, Inc.
       Room M 21F, Tong Nam Ah Commercial Centre
       180 Alameda Dr, Carlos D'Assumpcao, Macau

                                                        Re: Scientific Energy,
Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2023
                                                            File No. 000-50559

       Dear Stanley Chan:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2023

       General

   1. Given that your businesses are predominantly located within Macau, you should provide specific and prominent
disclosures about the legal and operational risks associated with having businesses in
this location, consistent with the guidance in our Sample Letter to
                                                        Companies Regarding
China-Specific Disclosures and our Sample Letter to China-Based
                                                        Companies, which were
posted to our website July 17, 2023, and on December 20, 2021.
                                                        You may view the Sample
Letters at the following internet addresses:

https://www.sec.gov/corpfin/sample-letter-companies-regarding-china-specific-
                                                        disclosures and
https://www.sec.gov/corpfin/sample-letter-china-based-companies. Please position disclosures
made in response to all applicable comments in the forepart of the periodic report,
without regard to the sectional headings utilized in the Sample Letters and notwithstanding the
exemption from risk factor disclosures for smaller
                                                        reporting companies.
However, a discussion of whether your auditor is subject to the determinations
announced by the PCAOB on December 16, 2021, and how the Holding
                                                        Foreign Companies
Accountable Act and related regulations may affect your company, should be provided
adjacent to the cover page or in advance of the other disclosures.
 Stanley Chan
Scientific Energy, Inc.
May 31, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ameen Hamady at 202-551-3891 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



FirstName LastNameStanley Chan                            Sincerely,
Comapany NameScientific Energy, Inc.
                                                          Division of
Corporation Finance
May 31, 2024 Page 2                                       Office of Real Estate
& Construction
FirstName LastName